Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 7, 2021

The following briefly describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 7, 2021.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	10,065,971	99.041%	97,518	0.959%
Graham Birch	10,118,057	99.553%	45,432	0.447%
Peter Grosskopf	10,108,572	99.460%	54,917	0.540%
Sharon Ranson	9,919,353	97.598%	244,136	2.402%
Arthur Richards Rule IV	10,074,300	99.122%	89,189	0.878%
Rosemary Zigrossi	8,940,787	87.970%	1,222,702	12.030%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
13,923,210	99.814%	25,902	0.186%

DATED this 7th day of May, 2021.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav Corporate Secretary